FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned persons on 10 October 2012 of the following increases in their notional interests in Ordinary Shares and American Depositary Shares (ADSs) at a price of 1450.50 pence per Ordinary Share and $46.91 per ADS following the re-investment of dividends paid to shareholders on 4 October 2012.

Sir Andrew Witty	Acquisition of 1,306 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 1,306 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S Dingemans	Acquisition of 347 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 347 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr S M Bicknell	Acquisition of 200 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 200 Ordinary Shares under the matching element of the Plan (Company contribution).

Mrs D P Connelly	Acquisition of 110 ADSs under the personal contribution element of the Plan.

Acquisition of 110 ADSs under the matching element of the Plan (Company contribution).

Mr M Dunoyer	Acquisition of 105 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 105 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 56 ADSs under the personal contribution element of the Plan.

Acquisition of 56 ADSs under the matching element of the Plan (Company contribution).

Mr D S Redfern	Acquisition of 242 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 242 Ordinary Shares under the matching element of the Plan (Company contribution).

Dr M M Slaoui	Acquisition of 447 ADSs under the personal contribution element of the Plan.

Acquisition of 447 ADSs under the matching element of the Plan (Company contribution).

Ms C Thomas	Acquisition of 203 Ordinary Shares under the personal contribution element of the Plan.

Acquisition of 203 Ordinary Shares under the matching element of the Plan (Company contribution).

Mr D E Troy	Acquisition of 230 ADSs under the personal contribution element of the Plan.

Acquisition of 230 ADSs under the matching element of the Plan (Company contribution).

Dr P J T Vallance	Acquisition of 440 Ordinary Shares under the personal contribution element of the Plan.
Acquisition of 440 Ordinary Shares under the matching element of the Plan (Company contribution).

Ms E Walmsley	Acquisition of 126 Ordinary Shares under the personal contribution element of the Plan.
Acquisition of 126 Ordinary Shares under the matching element of the Plan (Company contribution).

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant three year measurement period.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

11 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 11, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc